UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

- ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Tomo Technologies, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 23, 2018

Physical address of issuer
4312 WINDLASS CT, RALEIGH, NC 27616-0771

Website of issuer
https://www.gobekids.co/

Current number of employees
2

Filer EDGAR CIK
0001811504

Filer EDGAR CCC
poiuy@12

Filer EDGAR Password
GoBe@4312NC@

Filer EDGAR PMAC
shwcyr5#

Submission Contact Person Information

    Name
    JOSEPH BLANCH

    Phone Number
    (816) 694-6159

    Email Address
    joseph@gobekids.co

    Notification Email Address
    joseph@gobekids.co

Signatories

    Name
    Joseph Blanch

    Signature

    Title
    CEO

    Email
    joseph@gobekids.co

    Date
    April 26, 2021